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November 10, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 4720

Washington, D.C. 20549

Re:	Athene Holding Ltd.
Registration Statement on Form S-1
File No. 333-211243

Dear Ms. Hayes:

On behalf of Athene Holding Ltd. (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) is Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-211243, of the Registrant (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated November 7, 2016 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Comment Letter or Registration Statement, as applicable.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

Notes to Consolidated Financial Statements

2. Change in Accounting Policy and Revisions, pages F-12 and F-123

1.

You disclose that subsequent to the original issuance of the consolidated financial statements, you adopted a change in accounting principle regarding the balance sheet presentation of assets and liabilities associated with reinsurance agreements written on a modified coinsurance (modco) basis. As a result you determined that gross presentation is preferable to net presentation and applied the change retrospectively on the consolidated balance sheets and consolidated statements of cash flows. Please tell us why you believe this is a change in accounting principle and not a correction of an error. Provide us an analysis, including the relevant accounting literature you relied upon, to determine that net, rather than gross presentation of these reinsurance agreements was an allowable alternative accounting principle you could use in the past.

A Modco agreement is a single agreement between the cedant and the assuming reinsurer, comprised of two main components. From the reinsurer’s perspective, consistent with a coinsurance contract, one component is the liability, i.e., the promise to indemnify the cedant for the underlying reinsured risk (e.g., life insurance or annuity contracts written by the cedant). The second component is the financing element, i.e., a receivable that bears a return based on specified investment assets of the cedant. Because the Modco agreement is one agreement, and because the parties are required by the agreement to settle net each period, net presentation of the assets and liabilities arising from Modco agreements is an acceptable and commonly used industry practice.

Additionally, ASC 944-210-55-2 indicates that several balances arising from reinsurance agreements (including funds withheld on ceded premium, commissions, unsettled claims, and funds advanced by the assuming entity) may qualify for offsetting under the conditions set forth in ASC 210-20. ASC 210-20-45-1 lists the following four conditions that must be met in order for entities to offset assets and liabilities:

1.	Each of two parties owes the other determinable amounts;

2.	The reporting party has the right to set off the amount owed with the amount owed by the other party;

3.	The reporting party intends to set off; and

4.	The right of setoff is enforceable at law.

If those conditions are met, entities may elect to present balances net or gross. The Company’s Modco agreements meet all of the conditions set forth in ASC 210-20-45-1, as follows:

•	The assets and liabilities arising from the Modco agreements are regularly calculated at each reporting date; therefore, the condition set forth in (1) above is met.

•	Each of the Company’s Modco agreements include right of setoff provisions that allow the Company to set off any and all balances due to the cedant or reinsurer with balances due from the cedant or reinsurer. Additionally, the Company consulted with its legal counsel as to the enforceability of these contractual provisions and concluded that no state or federal laws in the U.S. or Bermuda would interfere with the Company’s ability to exercise its right of setoff under the agreements. Given this analysis, the conditions set forth in (2) and (4) above are met.

•	The Company settles all Modco agreements on a net basis; therefore, the condition set forth in (3) above is met.

Going forward, we believe that in our fact pattern, a preferable presentation, which is also an acceptable and commonly used industry practice and identified in GAAP literature (815-15-55-107 through 55-108), is to present the two sub-components of the agreement as two separate units of account, the receivable and the liability, on a gross basis. This approach is acceptable given that under ASC 210-20, even if the four conditions for offsetting are met, entities may still elect to present balances on a gross basis.

We believe that gross presentation provides better information to users of the financial statements because it increases transparency to the risks of the business and presents the components on a basis more consistent with similar funds withheld and coinsurance transactions. Gross presentation separates the investment sub-component of the transaction (i.e., the “receivable” and related total return on the receivable linked to the cedant’s assets) from the “liability” sub-component of the transaction (in the case of an annuity, the promise to provide a return equal to the specified policyholder crediting rates in the underling direct contracts). This presentation puts the Modco agreements on the same basis as the economically equivalent funds withheld agreements, as well as presenting the arrangements on an “equivalent” basis with similar direct business that is written.

Given this analysis, the change to gross presentation represents a change in accounting principle on the basis of preferability rather than a correction of an error.

22. Subsequent Events, page F-102

2.	Please tell us why the disclosure surrounding the 2016 novation is unaudited here but was audited in your last amendment. Revise as necessary.

In response to the Staff’s comment, the Registrant has modified the disclosure in Note 22 on page F-102 of the Registration Statement to clarify which aspects of the subsequent events footnote have been audited.

* * * * * * *

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

Cc:	Josh Samples (SEC)
Erin Jaskot (SEC)
Bonnie Baynes (SEC)
Sharon Blume (SEC)
James R. Belardi (Athene Holding Ltd.)
John Golden (Athene Holding Ltd.)
Perry J. Shwachman (Sidley Austin LLP)

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